Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following press release was issued by MarkWest Energy Partners, L.P. on November 19, 2015.

MPLX LP Commences Exchange Offers and MarkWest Energy Partners, L.P. Commences Consent Solicitations

FINDLAY, Ohio, and DENVER, Nov. 19, 2015 — MPLX LP (NYSE: MPLX) and MarkWest Energy Partners, L.P. (NYSE: MWE) (MarkWest) today announced that, in connection with the anticipated combination of MPLX and MarkWest, MPLX has commenced offers to exchange (each an “Exchange Offer” and collectively, the “Exchange Offers”) any and all outstanding notes issued by MarkWest and MarkWest Energy Finance Corporation as set forth in the table below (the “Existing MarkWest Notes”) for (1) up to $4,100,000,000 aggregate principal amount of new notes issued by MPLX (the “New MPLX Notes”) and (2) cash.

The following table sets forth the Exchange Consideration, Early Tender Premium and Total Exchange Consideration for each series of Existing MarkWest Notes:

Title of Series/CUSIP Number of Existing MarkWest Notes	Maturity Date	Aggregate Principal Amount Outstanding	Exchange Consideration(1)	Early Tender Premium(1)	Total Exchange Consideration(1)(2)
5.5% Senior Notes due 2023 / 570506 AQ8	February 15, 2023	$750,000,000	$970 principal amount of New MPLX 5.5% Senior Notes due 2023 and $1.00 in cash	$30 principal amount of New MPLX 5.5% Senior Notes due 2023	$1,000 principal amount of New MPLX 5.5% Senior Notes due 2023 and $1.00 in cash
4.5% Senior Notes due 2023 / 570506 AR6	July 15, 2023	$1,000,000,000	$970 principal amount of New MPLX 4.5% Senior Notes due 2023 and $1.00 in cash	$30 principal amount of New MPLX 4.5% Senior Notes due 2023	$1,000 principal amount of New MPLX 4.5% Senior Notes due 2023 and $1.00 in cash
4.875% Senior Notes due 2024 / 570506 AS4	December 1, 2024	$1,150,000,000	$970 principal amount of New MPLX 4.875% Senior Notes due 2024 and $1.00 in cash	$30 principal amount of New MPLX 4.875% Senior Notes due 2024	$1,000 principal amount of New MPLX 4.875% Senior Notes due 2024 and $1.00 in cash
4.875% Senior Notes due 2025 / 570506 AT2	June 1, 2025	$1,200,000,000	$970 principal amount of New MPLX 4.875% Senior Notes due 2025 and $1.00 in cash	$30 principal amount of New MPLX 4.875% Senior Notes due 2025	$1,000 principal amount of New MPLX 4.875% Senior Notes due 2025 and $1.00 in cash

(1)  For each $1,000 principal amount of Existing MarkWest Notes.

(2)  Includes Early Tender Premium.

In conjunction with the Exchange Offers, MarkWest is soliciting consents (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the Existing MarkWest Notes to eliminate certain covenants, restrictive provisions and events of default from such indentures. Each Exchange Offer and Consent Solicitation is conditioned upon the completion of the other Exchange Offers and Consent Solicitations, although MPLX may waive such condition at any time with respect to an Exchange Offer.  Any waiver of a condition by MPLX with respect to an Exchange Offer will automatically waive such condition with respect to the corresponding Consent Solicitation, as applicable.

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated Nov. 19, 2015 (the “Offering Memorandum and Consent Solicitation Statement”).

The Exchange Offers and Consent Solicitations are conditioned upon the closing of the acquisition of MarkWest by MPLX pursuant to the Agreement and Plan of Merger, dated as of July 11, 2015, as amended as of Nov. 10, 2015 and as further amended as of Nov. 16, 2015, by and among MPLX, MPLX GP LLC, the general partner of MPLX, Sapphire Holdco LLC, a wholly owned subsidiary of MPLX, for certain limited purposes, Marathon Petroleum Corporation, and MarkWest, pursuant to which MarkWest has agreed to become a wholly-owned subsidiary of MPLX.

Holders who validly tender their Existing MarkWest Notes at or prior to 5:00 p.m., New York City time, on Dec. 3, 2015, unless extended (the “Early Tender Date”), will be eligible to receive the applicable Total Exchange Consideration as set forth in the table above, which includes the applicable Early Tender Premium as set forth in the table, for all such Existing MarkWest Notes that are accepted. For each $1,000 principal amount of Existing MarkWest Notes validly tendered after the Early Tender Date but prior to 12:01 a.m., New York City time, on Dec. 18, 2015, unless extended (the “Expiration Date”), holders of Existing MarkWest Notes will not be eligible to receive the applicable Early Tender Premium and, accordingly, will only be eligible to receive the applicable Exchange Consideration as set forth in the table above on the settlement date.  The settlement date is expected to occur within two business days after the Expiration Date.

Documents relating to the Exchange Offers and Consent Solicitations will only be distributed to eligible holders of Existing MarkWest Notes who complete and return an eligibility form confirming that they are either a “qualified institutional buyer” under Rule 144A or not a “U.S. person” and outside the United States under Regulation S for purposes of applicable securities laws. The complete terms and conditions of the Exchange Offers and Consent Solicitations are described in the Offering Memorandum and Consent Solicitation Statement and related Letter of Transmittal and Consent, copies of which may be obtained by contacting Global Bondholder Services Corporation, the exchange agent and information agent in connection with the Exchange Offers and Consent Solicitations, at (866) 924-2200 (U.S. toll-free) or (212) 430-3774 (banks and brokers).  The eligibility form is available electronically at: http://gbsc-usa.com/eligibility/mplx.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made solely pursuant to the Offering Memorandum and Consent Solicitation Statement and Letter of Transmittal and Consent  and only to such persons and in such jurisdictions as is permitted under applicable law.

The New MPLX Notes have not been and will not be registered under the Securities Act of 1933 or any state securities laws. Therefore, the New MPLX Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and any applicable state securities laws.

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About MPLX LP

MPLX is a fee-based, growth-oriented master limited partnership formed in 2012 by Marathon Petroleum Corporation to own, operate, develop and acquire pipelines and other midstream assets related to the transportation and storage of crude oil, refined products and other hydrocarbon-based products. Headquartered in Findlay, Ohio, MPLX’s assets consist of a 99.5 percent equity interest in a network of common carrier crude oil and products pipeline assets located in the Midwest and Gulf Coast regions of the United States and a 100 percent interest in a butane storage cavern located in West Virginia with approximately 1 million barrels of natural gas liquids storage capacity.

About MarkWest Energy Partners

MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream service businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation.

MPLX Investor Relations Contacts:
Geri Ewing (419) 421-2071

Teresa Homan (419) 421-2965

MPLX Media Contacts:
Chuck Rice (419) 421-2521

Jamal Kheiry (419) 421-3312

MarkWest Investor Relations and Media Contact:
Joshua Hallenbeck (866) 858-0482

This press release contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation (“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPLX, MPC, and MWE. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “objective,” “expect,” “forecast,” “guidance,” “imply,” “plan,” “project,” “potential,” “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. In addition to other factors described herein that could cause MPLX’s or MWE’s actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect MPLX’s ability to meet its distribution growth guidance, particularly with respect to the later years of such guidance. Factors that could cause MPLX’s or MWE’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; risk that the synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of MPLX’s and MWE’s respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions, and the ability to successfully execute their business plans and implement their growth strategies; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC’s obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to MPLX or MWE’s industry; and the factors set forth under the heading “Risk Factors” in MPLX’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading “Risk Factors” in MWE’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the proposed acquisition, are also more fully discussed in the joint proxy statement and prospectus included in the registration statement on Form S-4 filed by MPLX and declared effective by the SEC on October 29, 2015, and the supplement to the proxy statement/prospectus dated November 17, 2015. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; other risk factors inherent to MPC’s industry; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K and Form 10-Qs could also have material adverse effects on forward-looking statements. Copies of MPLX’s Form 10-K are available on the SEC website, MPLX’s website at http://ir.mplx.com or by contacting MPLX’s Investor Relations office. Copies of MPC’s Form 10-K are available on the SEC website, MPC’s website at http://ir.marathonpetroleum.com or by contacting MPC’s Investor Relations office. Copies of MWE’s Form 10-K and Form 10-Qs are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

Additional Information and Where to Find It

In connection with the proposed acquisition, MWE and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive joint proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015 and a supplement to the proxy statement/prospectus dated November 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive joint proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation Regarding the Proposed Acquisition

MPLX and MWE and their respective directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MWE common units with respect to the proposed transaction. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information about MWE’s directors and executive officers is set forth in the proxy statement for MWE’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the definitive joint proxy statement filed by MPLX, which was declared effective by the SEC on October 29, 2015, and the supplement to the proxy statement/prospectus dated November 17, 2015. To the extent holdings of MWE securities have changed since the amounts contained in the definitive joint proxy statement filed by MPLX, which was declared effective by the SEC on October 29, 2015, and the supplement to the proxy statement/prospectus dated November 17, 2015, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MWE and MPLX using the contact information above.